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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                     Darwin Professional Underwriters, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    237502109
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 237502109                    13G                     PAGE 2 OF 8 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alleghany Corporation
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 NUMBER OF      5  SOLE VOTING POWER

  SHARES            0
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      6  SHARED VOTING POWER

   EACH             9,371,096(1)
 REPORTING      ----------------------------------------------------------------
  PERSON        7  SOLE DISPOSITIVE POWER

   WITH             0
                ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                    9,371,096(1)
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,371,096(1)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     54.9%
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12  TYPE OF REPORTING PERSON

     CO
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----------
(1) The shares are beneficially owned directly by Alleghany Insurance Holdings LLC, a Delaware limited liability company. Alleghany Corporation, a Delaware corporation, owns 100% of the equity interest in Alleghany Insurance Holdings LLC.
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CUSIP NO. 237502109                    13G                    PAGE 3  OF 8 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alleghany Insurance Holdings LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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  NUMBER OF     5  SOLE VOTING POWER

   SHARES           0
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      6  SHARED VOTING POWER

   EACH             9,371,096(2)
 REPORTING      ----------------------------------------------------------------
  PERSON        7  SOLE DISPOSITIVE POWER

   WITH             0
                ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                    9,371,096(2)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,371,096(2)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     54.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

     OO
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----------
(2) The shares are beneficially owned directly by Alleghany Insurance Holdings LLC, a Delaware limited liability company. Alleghany Corporation, a Delaware corporation, owns 100% of the equity interest in Alleghany Insurance Holdings LLC.

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CUSIP NO.  237502109                    13G                    PAGE 4 OF 8 PAGES
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INTRODUCTORY NOTE: This Statement is filed on behalf of Alleghany Corporation, a
Delaware corporation, and by Alleghany Insurance Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Alleghany
Corporation. Each of Alleghany Corporation and Alleghany Insurance Holdings LLC expressly disclaims that it is a member of a "group".

Item 1(a)  Name of Issuer

           Darwin Professional Underwriters, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

           9 Farm Springs Road
           Farmington, CT  06032

Item 2(a)  Name of Person Filing

           Alleghany Corporation  ("Alleghany")
           Alleghany Insurance Holdings LLC  ("AIHL")

Item 2(b)  Address of Principal Business Office or, if none, Residence

           The principal business address of each of Alleghany and AIHL is 7 Times Square Tower, 17th Floor, New York, NY 10036.

Item 2(c)  Citizenship

           Alleghany is a Delaware corporation. AIHL is a Delaware limited liability company.

Item 2(d)  Title of Class of Securities

           Common Stock

Item 2(e)  CUSIP Number

           237502109

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A Parent Holding Company or Control Person in accordance with Section 240.13d-1(b)(ii)(G);

           (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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CUSIP NO.  237502109                    13G                    PAGE 5 OF 8 PAGES
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           (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4     Ownership

                                                           Alleghany    AIHL
                                                           ---------  ---------
          (a) Amount beneficially owned                    9,371,096  9,371,096

          (b) Percent of class                                  54.9%      54.9%

          (c) Number of shares to which person has

          (i)   sole power to vote or direct the vote            None       None

          (ii)  shared power to vote or direct the vote     9,371,096  9,371,096

          (iii) sole power to dispose or to direct
                disposition                                      None       None

          (iv)  shared power to dispose or to direct
               disposition                                  9,371,096  9,371,096

Item 5     Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8     Identification and Classification of Members of the Group

           Not applicable.

Item 9     Notice of Dissolution of Group

           Not applicable.

Item 10    Certification

           Not applicable.

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CUSIP NO.  237502109                    13G                    PAGE 6 OF 8 PAGES
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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2007                        ALLEGHANY CORPORATION

                                         By: /s/ Jerry G. Borrelli
                                             -----------------------------
                                             Name:  Jerry G. Borrelli
                                             Title: Vice President

February 12, 2007                        ALLEGHANY INSURANCE HOLDINGS LLC

                                         By: /s/ Roger B. Gorham
                                             -----------------------------
                                             Name:  Roger B. Gorham
                                             Title: Senior Vice President

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CUSIP NO.  237502109                    13G                    PAGE 7 OF 8 PAGES
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                                 EXHIBIT INDEX

Exhibit No.
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   99.1        Joint Filing Agreement